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                                                               EXHIBIT (A)(5)(C)

                 INTELLIGENT SYSTEMS' SELF TENDER OFFER EXPIRES

ATLANTA, GEORGIA, JULY 13, 2001 - Intelligent Systems Corporation (AMEX:INS; www.intelsys.com) announced today that the Company's self-tender offer for its Common Stock expired at 12:00 midnight, New York City time, on Thursday, July 12, 2001. Intelligent Systems offered to purchase, for a price of $5.25 per share in cash, up to 1,000,000 shares of its Common Stock, under the terms and conditions set forth in Intelligent Systems' Offer to Purchase and related Letter of Transmittal.

         Shareholders of the Company tendered approximately 3,904,000 shares in total. Since more than 1,000,000 shares were tendered, the Company will purchase properly tendered shares first from odd lot holders and then from all other shareholders on a pro rata basis. The Company intends to announce the final proration percentage as soon as it is determined by the Depositary Agent, American Stock Transfer & Trust Company. The Depositary Agent will promptly pay the purchase price of $5.25 per share in cash for shares tendered and accepted for purchase.

ABOUT INTELLIGENT SYSTEMS CORPORATION

         For more than twenty-five years, Intelligent Systems Corporation has identified, created, operated and grown early stage technology companies. The Company uses a combination of business know-how, flexible support, a network of contacts and resources and equity capital to create sustainable companies. Since 1990, the Company has operated the Intelligent Systems Incubator, an award-winning pioneer in privately funded incubators. Further information is available on the Company's website at www.intelsys.com, or by calling the Company's headquarters at 770/381-2900.

         Any forward-looking information contained herein is being provided in accordance with the provisions of the Private Securities Litigation Reform Act. Such information is subject to certain assumptions and beliefs based on current information known to the Company and is subject to factors that could result in actual results


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differing materially from those anticipated in any forward-looking statements contained herein. Accordingly, there can be no assurance that any forward-looking statements contained herein will occur or that objectives will be achieved.